FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASES, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number  0-10436.


                 L. B. Foster Company Voluntary Investment Plan
-------------------------------------------------------------------------------
                (Full title of the plan and the address of plan, if different from that of the issuer named below)


                              L. B. FOSTER COMPANY
                              415 Holiday Drive
                              Pittsburgh, PA  15222
-------------------------------------------------------------------------------
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION
L. B. Foster Company Voluntary Investment Plan
Years ended December 31, 2002 and 2001
with Report of Independent Auditors

                              L. B. Foster Company
                            Voluntary Investment Plan

                              Financial Statements
                         and Other Financial Information


                     Years ended December 31, 2002 and 2001




                                    Contents

Report of Independent Auditors..........................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................   2
Statement of Changes in Net Assets Available for Benefits...............   3
Notes to Financial Statements...........................................   4

Other Financial Information

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).........  10

                         Report of Independent Auditors


Plan Administrator
L. B. Foster Company
Voluntary Investment Plan

We have audited the accompanying statements of net assets available for benefits of L. B. Foster Company Voluntary Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2002 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




June 2, 2003

                            L. B. Foster Company
                          Voluntary Investment Plan

               Statements of Net Assets Available for Benefits


                                                      December 31
                                                 2002              2001
                                        -------------------------------------
Assets
Investments at fair value                     $27,467,746       $34,487,003
Participant loans                                 530,648           498,971
                                        -------------------------------------
                                               27,998,394        34,985,974

Receivables:
Employee                                           77,854            78,006
Employer                                           34,746           104,921
Other                                                  60               113
                                        -------------------------------------
                                                  112,660           183,040
                                        -------------------------------------
Net assets available for benefits             $28,111,054       $35,169,014
                                        =====================================


See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


Additions
Investment (loss) income:
Interest and dividends                                            $ 558,878
Net realized/unrealized depreciation in
  investment fair value                                          (5,322,240)
                                                          ------------------
Total investment loss                                            (4,763,362)

Contributions:
Employee                                                          1,099,187
Employer                                                            367,763
                                                          ------------------
Total contributions                                               1,466,950
                                                          ------------------
                                                                 (3,296,412)

Deductions
Benefit payments                                                  3,761,548
                                                          ------------------
                                                                  3,761,548
                                                          ------------------

Decrease in net assets available for benefits                    (7,057,960)
Net assets available for benefits, beginning of year             35,169,014
                                                          ------------------
Net assets available for benefits, end of year                  $28,111,054
                                                          ==================

See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

                          Notes to Financial Statements

                     Years ended December 31, 2002 and 2001


1. DESCRIPTION OF PLAN

The following brief description of the L. B. Foster Company Voluntary Investment Plan (the Plan) as amended effective January 1, 1999 is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

GENERAL

The Plan is a defined contribution plan extended to all eligible salaried employees of L. B. Foster Company (the Company) who have attained age 18. The L.
B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

CONTRIBUTIONS

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make pretax contributions ranging from 2% to 10% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make pretax contributions of at least the maximum amount subject to company matching can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the pretax and voluntary employee contributions does not exceed 15% of the participant's annual compensation. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant's discretion.

Beginning the first of the month following twelve months of employment, the Company provides a 50% match of the participant's primary contribution on the first 4% to 6% of annual compensation, based on years of service, as defined by the Plan. Beginning the first of the month following twelve months of employment, the Company contributes a fixed amount equal to 1% of eligible employees' annual compensation regardless of whether the employee elects to contribute to the Plan. Company contributions may be reduced by forfeitures that accumulate.

                              L. B. Foster Company
                            Voluntary Investment Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

The Plan also requires an additional matching employer contribution of up to $.50 for each $1.00 of eligible pretax contributions based on a target ratio of the Company's annual pretax income to equity as defined in the Plan. Additional matching employer contributions were not required in 2002.

The Company, upon resolution of the Board of Directors, may make a discretionary additional contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. No discretionary contribution was approved for 2002. The Company's contributions may be reduced by any forfeitures which accumulate from terminations of participants with nonvested employer contributions. Forfeitures totaling $79,100 were utilized to offset contributions in 2002. At December 31, 2002 and 2001, forfeitures of $25,600 and $109,800, respectively, were available to reduce future company contributions.

VESTING

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants that are active as of January 1, 2002 or later are 100% vested in the Company's contributions after three years of eligible service or after attaining age 65. Participants that are inactive as of or terminated prior to January 1, 2002 are 100% vested in the Company's contributions after five years of eligible service or after attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his participant account.

DISTRIBUTIONS

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

                              L. B. Foster Company
                            Voluntary Investment Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

WITHDRAWALS

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw his vested interest in the portion of his account attributable to matching, fixed and discretionary contributions, and related earnings.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

LOANS

A participant may obtain a loan from the vested portion of his account, subject to spousal consent, if applicable. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries an interest rate computed at the prime rate plus one-half percent. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

                              L. B. Foster Company
                            Voluntary Investment Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that fixed rate date are valued at the average of the last reported bid and ask quotations. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

BASIS OF ACCOUNTING

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

                              L. B. Foster Company
                            Voluntary Investment Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS

Effective January 1, 1999, the Plan was amended to establish an investment option in which employees may invest contributions in L. B. Foster Company common stock. All profit sharing contributions occurring after the effective date will be directed into the L. B. Foster Company Stock Fund. Participants may subsequently transfer profit sharing contributions into other plan funds at their discretion. During 2001, the Company converted the L. B. Foster Company Stock Fund into a unitized stock fund. The unitized fund will be comprised of a 95% to 99% investment in L. B. Foster Company common stock with the remaining 1% to 5% invested in a short-term investment fund. As a result of the conversion, participant accounts receive units of participation in the fund rather than common shares. The conversion grants participants the added flexibility of executing daily transactions to increase or decrease participation in the fund that was not present under the prior fund structure.

For the year ended December 31, 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                              Net Realized/
                                             Fair              Unrealized
                                             Market            Appreciation
                                             Value           (Depreciation)
                                      ------------------------------------------
 Fidelity Investments:
    Magellan Fund                       $    5,153,645           $(1,828,809)
    Equity Income Fund                       2,436,427              (616,944)
    Growth and Income Fund                   3,666,594              (906,109)
    Government Income Fund                   2,483,982               108,320
    Asset Manager Fund                         960,366              (138,803)
    Low Price Stock Fund                       663,234               (68,767)
    Freedom Income Fund                         18,870                  (150)
    Freedom 2000                               124,740                (3,178)
    Freedom 2010                               152,831                (6,905)
    Freedom 2020                               211,411               (36,873)
    Freedom 2030                                35,461                (3,760)
    Freedom 2040                                 2,455                  (332)
    Managed Income Fund                      1,659,982                     -
    Retirement Government Money Market Fund  3,572,069                     -
    Spartan U.S. Equity Index Fund           1,763,652              (584,049)
  Janus Worldwide Fund                       2,354,417              (903,529)
  Credit Suisse Emerging Growth Fund           558,525              (317,649)
  PIMCO Total Return Fund                      451,567                (1,471)
  L. B. Foster Company Stock Fund            1,197,518               (13,232)
                                      ------------------------------------------
                                        $   27,467,746           $(5,322,240)
                                      ==========================================

                              L. B. Foster Company
                            Voluntary Investment Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The fair value of investments representing 5% or more of the Plan's assets at December 31, 2002 and 2001 is as follows:

                                                  2002                 2001
                                           ---------------    -----------------
 Fidelity Investments:
   Magellan Fund                           $     5,153,645     $     7,720,290
   Equity Income Fund                            2,436,427           2,834,987
   Growth and Income Fund                        3,666,594           5,046,509
   Government Income Fund                        2,483,982           2,168,979
   Retirement Government Money Market Fund       3,572,069           4,941,431
   Managed Income Fund                           1,659,982             927,999
   Spartan U.S. Equity Index Fund                1,763,652           2,708,239
Janus Worldwide Fund                             2,354,417           3,948,328

4. INCOME TAX STATUS

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated July 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

                           OTHER FINANCIAL INFORMATION

                              L. B. Foster Company
                            Voluntary Investment Plan

                         EIN: 25-1324733 Plan Number: 201

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002


          Identity of Issue, Borrower,                                                      Shares        Fair Market
             Lessor or Similar Party                 Description of Investment               Held            Value
----------------------------------------------------------------------------------------------------------------------
Fidelity Investments*:
  Magellan Fund                                     Equities                                65,269       $ 5,153,645
  Equity Income Fund                                Equities                                61,417         2,436,427
  Growth and Income Fund                            Equities                               120,970         3,666,594
  Government Income Fund                            Government obligations                 237,021         2,483,982
  Asset Manager Fund                                Equities, money market, bonds           69,592           960,366
  Low Price Stock Fund                              Equities                                26,350           663,234
  Freedom Income Fund                               Equity funds, fixed income funds         1,780            18,870
  Freedom 2000                                      Equity funds, fixed income funds        11,329           124,740
  Freedom 2010                                      Equity funds, fixed income funds        13,359           152,831
  Freedom 2020                                      Equity funds, fixed income funds        19,869           211,411
  Freedom 2030                                      Equity funds, fixed income funds         3,463            35,461
  Freedom 2040                                      Equity funds, fixed income funds           419             2,455
  Managed Income Fund                               Guaranteed investment contracts      1,659,982         1,659,982
  Retirement Government Money Market Fund           Government obligations, money
                                                     market securities                   3,572,069         3,572,069
  Spartan U.S. Equity Index Fund                    Equities                                56,618         1,763,652
Janus Worldwide Fund                                Equities                                73,278         2,354,417
Credit Suisse Emerging Growth Fund                  Equities                                29,630           558,525
PIMCO Total Return Fund                             Fixed income securities                 42,321           451,567
                                                                                                      ------------------
Total mutual funds                                                                                        26,270,228

L. B. Foster Company Stock Fund                     Interest-bearing cash                   51,432            51,432
                                                    Common stock                           264,075         1,146,086
                                                                                                      ------------------
                                                                                                           1,197,518

Outstanding participant loans                       Participant loans, interest rates
                                                      ranging from 4.75% to 10.5%,
                                                      various maturities ranging
                                                      from 1 to 30 years                                     530,648
                                                                                                      ------------------
                                                                                                        $ 27,998,394
                                                                                                      ==================

*Party-in-interest

                                INDEX TO EXHIBITS


Exhibit 23        Consent of Independent Auditors, Ernst & Young, LLP.

Exhibit 99.1 Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.2 Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 L. B. Foster Company
                                                 Voluntary Investment Plan
                                                -------------------------------
                                                 (Name of Plan)


Date: June 24, 2003                          By: /s/David J. Russo
                                                -------------------------------
                                                 David J. Russo
                                                 Senior Vice President,
                                                 Chief Financial Officer and
                                                 Treasurer